MANAGEMENT FEE WAIVER AND EXPENSE LIMITATION AGREEMENT

AS OF SEPTEMBER 26, 2011

This Management Fee Waiver and Expense Limitation Agreement (this “Agreement”) is made and entered into this 26th day of September, 2011 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to the Lord Abbett High Yield Fund (“High Yield Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

With respect to the High Yield Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee and bear directly and/or reimburse the High Yield Fund’s other expenses to the extent necessary so that the total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.78%.

2.	This Agreement will be effective from September 26, 2011 through September 25, 2012. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT INVESTMENT TRUST

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel